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                               January 31, 2024

       Scott Bowman
       Chief Financial Officer
       Leslie's, Inc.
       2005 East Indian School Road
       Phoenix, AZ 85016

                                                        Re: Leslie's, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Filed November 29,
2023
                                                            File No. 001-39667

       Dear Scott Bowman:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 35

   1. You present non-GAAP adjustments to exclude the executive transition costs associated with corporate
restructuring and consulting costs related to strategic projects from your
                                                        Adjusted EBITDA and
Adjusted net income calculations. Please clarify the nature of your corporate restructuring
activities and strategic projects. Please tell us your consideration of
                                                        Question 100.01 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations in
determining the appropriateness of these non-GAAP adjustments. In regard to the
restructuring costs, please tell us your consideration for disclosing the information referenced
in ASC 420-10-50-1 and SAB Topic 5.P.4.
       Comparison of Fiscal 2023 and 2022, page 37

   2. Where you describe two or more factors that contributed to a material change in a financial statement
line item between periods, please quantify the incremental impact of each factor identified.
For example, please quantify the impact that the adjustments
 Scott Bowman
Leslie's, Inc.
January 31, 2024
Page 2
         associated with year-end physical inventory results, occupancy deleverage associated with the decrease in comparable sales, and other items listed in your narrative had on gross margin. Refer to Item 303 of Regulation S-K and SEC Release No.
33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.



FirstName LastNameScott Bowman                               Sincerely,
Comapany NameLeslie's, Inc.
                                                             Division of
Corporation Finance
January 31, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName